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                              August 4, 2023

       Danny Sheng Wu Yeung
       Chief Executive Officer
       Prenetics Global Ltd
       Unit 701-706, K11 Atelier King   s Road
       728 King   s Road, Quarry Bay
       Hong Kong

                                                        Re: Prenetics Global
Ltd
                                                            Annual Report on
Form 20-F for Fiscal Year Ended December 31, 2022
                                                            Response dated July
14, 2023
                                                            Response dated July
28, 2023
                                                            File No. 001-41401

       Dear Danny Sheng Wu Yeung:

                We have reviewed your July 14, 2023, and July 28, 2023, responses to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 14, 2023, letter.

       Annual Report on Form 20-F filed on May 1, 2023

       Item 3. Key Information, page 6

   1. We note your response to prior comment 2. We reissue in part. Please also include this disclosure earlier on
in the Item 3. Key Information, before section B.
       General

   2. We note your response to prior comment 11 and the disclosure added to the Part I. Item 3.
                                                        D. Risk Factors, which
includes a risk factor as well as a summary risk factor. We reissue in part. Please include
a separate Enforceability of Civil Liabilities section in Item 3. Key
                                                        Information, before
section B, regarding the ability to impose liability on the company and
 Danny Sheng Wu Yeung
Prenetics Global Ltd
August 4, 2023
Page 2
      your officers and directors located in Hong Kong and outside of the United States consistent with your risk factor disclosure.
       You may contact Al Pavot at 202-551-3738 or Terence O'Brien at 202-551-3355 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas O'Leary at 202-551-4451 or Margaret Schwartz at 202-551-7153 with any other questions.



                                                          Sincerely,

FirstName LastName Danny Sheng Wu Yeung                   Division of
Corporation Finance
                                                          Office of Industrial
Applications and
Comapany NamePrenetics Global Ltd
                                                          Services
August 4, 2023 Page 2
cc:       Jonathan Stone, Esq.
FirstName LastName